FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of July 2008
Commission File Number: 0-28986

                       TTI TEAM TELECOM INTERNATIONAL LTD.
                 (Translation of registrant's name into English)


                12 AMAL ST, AFEK PARK, ROSH HA'AYIN 48092, ISRAEL
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                        Form 20-F_X____           Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):---------------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes____                 No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                    CONTENTS

Exhibit 99.1 Press Release: HOT Telecom Chooses TTI Telecom to expand Service Assurance solution for VoIP services, dated July 2, 2008.

NOTE: Forward looking statements in this report (including exhibits thereto) involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     TTI Team Telecom International Ltd.


Date: July 3, 2008                   By: /s/ Israel (Eli) Ofer
                                        ---------------------
                                     Israel (Eli) Ofer
                                     Chief Financial Officer




                                  EXHIBIT INDEX

Exhibit            Description
Number             of Exhibit

Exhibit 99.1 Press Release: HOT Telecom Chooses TTI Telecom to expand Service Assurance solution for VoIP services, dated July 2, 2008.

KCSA   Strategic    Communications    Investor
Relations

Marybeth Csaby
212-896-1236
mcsaby@kcsa.com
---------------
Meghan Garrity
212-896-1224
mgarrity@kcsa.com





           HOT Telecom Chooses TTI Telecom to expand Service Assurance solution for VoIP services

ROSH HA'AYIN, Israel - July 2, 2008 - TTI Team Telecom International Ltd. (NASDAQ: TTIL - News; "TTI Telecom"), a global supplier of Operations Support Systems (OSS) to communications service providers, today announced that the Israeli national cable company's telecom division, HOT Telecom, has selected the company to expand its Service Assurance solution for its VoIP network to monitor customers' quality of service and improve operational efficiency.

Based on TTI Telecom's Service Assurance solution's products CallExpert and Netrac PMM, the solution provides HOT Telecom the ability to analyze and investigate customers' VoIP sessions derived from multi-format IPDRs and multi-vendor performance and service indicators. In parallel, TTI Telecom has implemented its trouble ticketing system NeTkT to help HOT Telecom utilize the company's resources more efficiently and improve engineering and operations problem resolution cycles.

"When we approach customers like HOT Telecom, it is vital for us to not only provide the highest quality solution, but to understand and meet the customer's unique requirements and deliver the project on schedule. Even with all the intricacy, we were able to swiftly implement our NeTkT trouble ticketing system and CallExpert and we are well on our way to completing the implementation of our Netrac PMM solution" said Tal Sharon TTI Telecom's General Manager, Regional Business Unit, Israel. "We are more than pleased that HOT Telecom has chose TTI to help maintain its reputation for quality and service and we look forward to a long relationship between our companies."

"Efficiency is paramount to us and we trust TTI Telecom's solution to help us achieve our operational and engineering business goals in that aspect" said Yanir Saraga, Director of Telecom Engineering at Hot Telecom. "What's more, we were impressed with TTI Telecom's versatile solution which is not limited to the use of our operations and engineering departments. With Netrac's CallExpert we are also able to provide valuable information to our marketing department supporting long term analysis such as customer satisfaction evaluation and campaign effectiveness."

About TTI Telecom

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The Company's Netrac-branded portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions - Fault Management (FaM) and Performance Management (PMM) - that gives customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

For more information, please visit www.tti-telecom.com
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